[Jones Day Letterhead]

June 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michael Clampitt, Senior Staff Attorney

Office of Financial Services

Re:	Mercantil Bank Holding Corporation

Form 10-12B

Filed June 15, 2018

File No. 001-38534

Dear Mr. Clampitt:

On June 26, 2018 you submitted a comment from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the information statement attached as Exhibit 99.1 to the Form 10 filed by Mercantil Bank Holding Corporation, a Florida corporation (the “Company”) on June 15, 2018. Amendment No. 1 to the Form 10 is being filed today, including an amended information statement attached as Exhibit 99.1 (the “Amended Information Statement”).

The Staff’s comment and the Company’s response are provided below. The Amended Information Statement and Exhibit 21.1 have been updated in several places. For convenience, we have sent separately courtesy copies to you, including a marked copy of the Amended Information Statement.

Exhibit 99.1

Cover Page

Recent and Other Developments

1.	We note that you are contemplating an internal reorganization to reduce the number of shareholders and related shareholder maintenance costs. We note also your disclosure in the risk factor on page 34 indicating that the number of shareholders will be reduced by 80-85%. Please revise your disclosure on the Cover Page to confirm that the reorganization will potentially eliminate approximately 16,000-17,000 of your 20,000 shareholders. Please also revise to clearly indicate whether the reorganization will be subject to a shareholder vote.

United States Securities and Exchange Commission

June 29, 2018

Response:

We have revised our disclosure on the Cover Page to confirm that the reorganization would potentially eliminate 16,000-17,000 of the approximately 20,000 total Company shareholders. We now clearly indicate that the reorganization will not be subject to a shareholder vote and no shareholder vote will be sought. See Cover Page and pages 4, 34 and 168.

We are pleased to answer any questions at your convenience.

Best regards,

/s/ Ralph F. MacDonald III

cc:	Mr. Millar Wilson (w/encl)

Mr. Alberto Peraza (w/encl)

Mr. John Owen (w/encl)